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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No

☐	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	October 3, 2005	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1                           Transaction in Own Shares – September 5, 2005

99.2                           Transaction in Own Shares – September 6, 2005

99.3                           Director Declaration – September 7, 2005

99.4                           Transaction in Own Shares – September 7, 2005

99.5                           Transaction in Own Shares – September 8, 2005

99.6                           Transaction in Own Shares – September 16, 2005

99.7                           Trading Update – September 20, 2005

99.8                           Manufacturing Reorganisation – September 23, 2005

99.9                           Sales and Distribution Agreement – September 26, 2005

99.10                     Manufacturing Reorganisation – September 29, 2005

99.11                     Director-PDMR Shareholding – September 30, 2005

99.12                     Close Period Share Repurchase Program – September 30, 2005